UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2023

Commission File Number: 001-35931

Constellium SE

(Translation of registrant’s name into English)

Washington Plaza	300 East Lombard Street
40-44 rue Washington	Suite 1710
75008 Paris	Baltimore, MD 21202
France	United States
(Head Office)

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Constellium SE (the “Company”) discloses voting results for proposals submitted at its Annual General Meeting of Shareholders held on June 8, 2023 (the “AGM”), including the re-appointment of Jean-Marc Germain, Michiel Brandjes and John Ormerod to the Company’s Board of Directors for a period of three years following the AGM. The voting results are posted on the Company’s website and are attached and incorporated herein by reference as Exhibit 99.1.

Exhibit Index No.

99.1	Voting results for Constellium SE’s 2023 Annual General Meeting.

The information contained in this Form 6-K is incorporated by reference into any offering circular or registration statement (or into any prospectus that forms a part thereof) filed by Constellium SE with the Securities and Exchange Commission.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CONSTELLIUM SE (Registrant)

June 15, 2023	By:	/s/ Jack Guo
	Name:	Jack Guo
	Title:	Chief Financial Officer